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EFFECTIVE AUGUST 23RD, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

March 25, 2005
Date of Report (Date of earliest event reported)

TORVEC, INC.
(Exact name of registrant as specified in its charter)

New York	000-24455	16-1509512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534
(Address of Principal Executive Offices and Zip Code)

(585) 248-0840
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION TO BE INCLUDED IN THE REPORT

SECTION 1 - REGISTRANT'S BUSINESS AND OPERATIONS

Item 1.01 Entry into a Material Definitive Agreement.
Item 1.02 Termination of a Material Definitive Agreement.
Item 1.03 Bankruptcy or Receivership.

SECTION 2 - FINANCIAL INFORMATION
Item 2.01 Completion of Acquisition or Disposition of Assets.
Item 2.02 Results of Operations and Financial Condition.
**Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet
        Arrangement of a Registrant.**
**Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation
        under an Off-Balance Sheet Arrangement.**
Item 2.05 Costs Associated with Exit or Disposal Activities.
Item 2.06 Material Impairments.

SECTION 3 - SECURITIES AND TRADING MARKETS
Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.
Item 3.02 Unregistered Sales of Equity Securities.

On March 25, 2005 the company sold 10,000 Class A Preferred Shares to an existing shareholder at the stipulated
price of $4.00 per share for gross proceeds of $40,000.

This shareholder is a business consultant with the company, is very familiar with its business and operations, and
consequently the company is claiming that this transaction is exempt from registration under Section 4(2) of the
Securities Act of 1933 in as much as it constitutes a transaction not involving a public offering.

Item 3.03 Material Modification to Rights of Security Holders.

SECTION 4 - MATTERS RELATED TO ACCOUNTANTS AND FINANCIAL STATEMENTS
Item 4.01 Changes in Registrant's Certifying Accountant.
**Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed
        Interim Review.**

SECTION 5 - CORPORATE GOVERNANCE AND MANAGEMENT
Item 5.01 Changes in Control of Registrant.
**Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal
        Officers.**

On March 29, 2005, Mary Ho and Philip A. Fain were elected to the company's board of directors. A press release
announcing their election and delineating their business experience follows:

Mary Ho is President of the China Millennium Council, a globally recognized enterprise dedicated to fostering and developing innovative cultural, educational and community partnerships with China. A renowned expert in international negotiation, Ms. Ho has extensive experience in international public relations, corporate strategy development and transition management. Linking clients with their global counterparts in the US, China, the Pacific Rim, Central America and Europe, she develops cross-cultural business communication and diversity competency programs for CEO's of Fortune 100 firms, business executives, governments, health care industries and academic institutions. Noted clients include B. Thomas Golisano, retired Chairman and CEO of Paychex, Inc.; Thomas Watson, Jr., retired Chairman and CEO of IBM; George M. C. Fisher, Chairman of the National Academy of Engineering and retired Chairman and CEO of Eastman Kodak; Xerox Corporation and Ford Motor Company.

Ms. Ho also serves as a Research Associate Professor at the Rochester Institute of Technology, College of Business, Center for International Business and Economic Growth. Her research and teaching focus on empowerment and alliances, multinational resolve and arbitration, and global ethics leadership. She holds degrees from the University of Rochester and Cornell University.

In accepting her position as a Director of Torvec, Ms. Ho stated, "Torvec's technology portfolio is ideally suited for the markets of China and Southeast Asia. I look forward to assisting Torvec in commercializing their products in these emerging markets."

Philip Fain, Torvec's Chief Executive Officer, was also named to the Board of Directors. Phil was appointed CEO on March 3, 2005.

Read D. McNamara, Chairman of the Board of Torvec, remarked, "We are delighted that Mary Ho and Phil Fain have agreed to join our Board. Their credentials are impeccable and records of success well documented. Ms. Ho's presence gives Torvec the strategic depth to more effectively penetrate China and the nations of the Pacific Rim. Phil's outstanding leadership, international finance and business development skills, including negotiating and consummating complex transactions on a global basis, are needed now more than ever at both the CEO and Board level."

McNamara reiterated, "The composition of our Board of Directors, coupled with the strength and depth of our Management Team, will sharpen the Company's focus on its number one mission: enhancing shareholder value through the commercialization of all of our technologies."

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
Item 5.04 Temporary Suspension of Trading Under Registrant's Employee Benefit Plans.
Item 5.05 Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics.

SECTION 6 - [RESERVED]

SECTION 7 - REGULATION FD
Item 7.01 Regulation FD Disclosure.

SECTION 8 - OTHER EVENTS
Item 8.01 Other Events.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS
Item 9.01 Financial Statements and Exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: <u>March 30, 2005</u>   Torvec, Inc.
(Registrant)

                                                      By: /S/PHILIP A. FAIN
                                                      Philip A. Fain
                                                      Chief Executive Officer

                                                      By: /S/PHILIP A. FAIN
                                                      Philip A. Fain
                                                      Chief Financial Officer